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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                               BERNARD CHAUS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    162510200
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                                 (CUSIP Number)

                                 Josephine Chaus
                    c/o Swidler Berlin Shereff Friedman, LLP
                              The Chrysler Building
                              405 Lexington Avenue
                               New York, NY 10174
                      Attention: Richard A. Goldberg, Esq.
                                 (212) 973-0111
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 29, 2003
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

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
--------- ----------------------------------------------------------------------------------------------------------
1.        Names of Reporting Persons
          IRS Identification Nos. of above persons (entities only)
                   Josephine Chaus
--------- ----------------------------------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)                               (a) [ ]
                                                                                                            (b) [ ]
--------- ----------------------------------------------------------------------------------------------------------
3.        SEC Use Only

--------- ----------------------------------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

--------- ----------------------------------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                   [ ]
--------- ----------------------------------------------------------------------------------------------------------
6.        Citizenship or Place of Organization
                       United States of America
----------------------- ---------- ---------------------------------------------------------------------------------
   Number of            7.         Sole Voting Power
    Shares                                  16,776,172
 Beneficially           ---------- ---------------------------------------------------------------------------------
   Owned by             8.         Shared Voting Power
Each Reporting                              0
 Person With            ---------- ---------------------------------------------------------------------------------
                        9.         Sole Dispositive Power
                                            16,776,172
                        ---------- ---------------------------------------------------------------------------------
                        10.        Shared Dispositive Power
                                            61,136
--------- ----------------------------------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person
                   16,837,308
--------- ----------------------------------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                  [ ]
--------- ----------------------------------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)
                   61.6%
--------- ----------------------------------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)
                   IN
--------- ----------------------------------------------------------------------------------------------------------


                               Page 2 of 7 Pages

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                         AMENDMENT NO. 6 TO SCHEDULE 13D

     This Amendment No. 6 to the Statement on Schedule 13D (as defined below) amends and restates the Statement on Schedule 13D relating to the event date of April 5, 1990 (the "Original Schedule 13D"), Amendment No. 1 to the Original
Schedule 13D relating to the event date of October 16, 1992 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D relating to the event date of November 22, 1994 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D relating to the event date of November 15, 1995 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D relating to the event date of November 14, 1996 ("Amendment No. 4"), and Amendment No. 5 to the Original
Schedule 13D relating to the event date of January 26, 1998 ("Amendment No. 5") reported by Josephine Chaus (the "Reporting Person") relating to the common stock, par value $.01 per share (the "Common Stock"), of Bernard Chaus, Inc., a New York corporation (the "Issuer"). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 and this Amendment No. 6 to the Statement on Schedule 13D are collectively referred to herein as the "Schedule 13D". Capitalized terms used and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The responses set forth in subsections (a), (b), (c) and (d) of Item 5 of the
Schedule 13D are hereby amended and restated in their entirety as follows:

          (a) As of the date hereof, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person was 16,837,308, which represents approximately 61.6% of the outstanding shares of Common Stock based on the number of outstanding shares of Common Stock of the Issuer as of August 26, 2003. These 16,837,308 shares do not include an aggregate of 2,000,000 shares of Common Stock owned by certain trusts for the benefit of the Reporting Person's children or 808 shares of Common Stock owned by one of her children. The Reporting Person does not have any power to vote, direct the vote or dispose of these 2,000,808 shares of Common Stock and disclaims beneficial ownership of these 2,000,808 shares of Common Stock. See subsection (c) below. These 16,837,308 shares include 683 shares of Common Stock owned by the Reporting Person's minor child and with respect to which the Reporting Person is the custodian and, in such capacity, has the power to vote and dispose of these 683 shares of Common Stock.

          (b) As of the date hereof, the Reporting Person had the sole power to vote, direct the vote or dispose of an aggregate of 16,776,172 shares of Common Stock beneficially owned by her. The Reporting Person has shared power to dispose of an aggregate of 61,136 shares of Common Stock held by her and Daniel Rosenbloom as co-trustees for her children. The Reporting Person does not have the power to vote or direct the vote of these shares.

          (c) The 16,837,308 shares of Common Stock beneficially owned by the Reporting Person include 10,000,000 shares of Common Stock pledged by the Reporting Person as discussed below in Item 6 (the "Pledged Shares"). The Reporting Person has

                               Page 3 of 7 Pages

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     the right to dispose of the Pledged Shares so long as the sale proceeds equal or exceed the then fair market value of the shares and the proceed are used to repay the indebtedness to the lender discussed below in Item 6.

     Mr. Rosenbloom acts as an investment advisor with First Manhattan Co., an investment advisory firm. His business address, and the principal address of First Manhattan Co., is 437 Madison Avenue, New York, New York 10022. During the last five years, Mr. Rosenbloom has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Rosenbloom has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (d) The Reporting Person did not make any purchases or sales of Common Stock during the sixty (60) days preceding the date hereof. As of March 3, 2003, the Reporting Person gifted 240,972 shares of Common Stock to each of
     (i) Ilya Hyatt, as trustee of the Aaron Chaus 2003 Trust Created u/i/d March 3, 2003 by and between Josephine Chaus, as Grantor, and Ilya Hyatt, as Trustee (the "Aaron Chaus Trust") and (ii) Ilya Hyatt, as trustee of the Ariel Chaus 2003 Trust Created u/i/d March 3, 2003 by and between Josephine Chaus, as Grantor, and Ilya Hyatt, as Trustee (the "Ariel Chaus Trust"). As of March 3, 2003, the Reporting Person sold in a private transaction 759,028 shares of Common Stock to each of (i) the Aaron Chaus Trust and
     (ii) the Ariel Chaus Trust for a per share purchase price of approximately $0.72 (an aggregate of $546,500 for 759,028 shares).

          (e) GMAC Commercial Finance LLC (with a business address at 1290 Avenue of the Americas, New York, New York 10104) has certain rights to receive dividends from, and proceeds from the sale of, the Pledged Shares as described in the Pledge Agreement discussed in Item 6 below.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to include the following information:

     Pursuant to a Pledge Agreement dated as of June 30, 2003 (the "Pledge Agreement") made by the Reporting Person to GMAC Commercial Finance LLC ("GMAC"), the Reporting Person has pledged 10,000,000 of her shares of Common Stock to secure her obligations to GMAC under a promissory note. The Reporting Person received a fully-executed copy of the Pledge Agreement and related documents from GMAC on August 29, 2003. A copy of the Pledge Agreement is filed as an exhibit to this Schedule 13D. Unless and until an Event of Default has occurred under the Pledge Agreement, the Reporting Person has sole investment and voting power with respect to the Pledged Shares. The Reporting Person has the right to dispose of the Pledged Shares so long as the sale proceeds equal or exceed the then fair market value of the shares and the proceeds are used to repay the indebtedness to GMAC.

                               Page 4 of 7 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1                                                               Page No.
---------                                                               --------

Pledge Agreement dated as of June 30, 2003 made by Josephine Chaus to GMAC Commercial Finance LLC















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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2003

                                           /s/ Josephine Chaus
                                           --------------------------------
                                           Josephine Chaus












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Exhibit 1
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Pledge Agreement dated as of June 30, 2003 made by Josephine Chaus to GMAC
Commercial Finance LLC







                               Page 7 of 7 Pages